UNITED STATES SECURITIES AND EXCHANGE COMMISSION	SEC FILE NUMBER 001-41252
Washington, D.C. 20549	CUSIP NUMBER Class A Common Stock: 873048409

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form 10-D   ☐ Form N-CEN   ☐ Form N-CSR

For Period Ended: September 30, 2024

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Explanatory Note

T Stamp Inc. (the “Company”) is filing this Amendment No. 1 to the Company’s Form 12b-25 originally filed with the SEC on November 14, 2024 to correct an inadvertent misstatement under “Part III - Narrative” in the original filing regarding the reason the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2024, could not be filed within the prescribed time period.

PART I — REGISTRANT INFORMATION

T Stamp Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

3017 Bolling Way NW, Floor 2
Address of Principal Executive Office (Street and Number)

Atlanta, GA 30305
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.
(Attach extra Sheets if Needed)

T Stamp Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024 by the prescribed due date for the reasons described below.

The Company requires additional time to evaluate the impact on its financial statements, if any, of recent adjustments related to the accounting treatment of a warrant inducement transaction. The adjustments are not expected to have any material impact on the Company's net assets or profit and loss statement and the Company is working diligently to complete preparation of its financial statements and the corresponding Form 10-Q as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lance Wilson	(404)	806-9906
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

T Stamp Inc.
(Name of Registrant as Specified in its Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 14, 2024	By:	/s/ Gareth Genner
	Name:	Gareth Genner
	Title:	Chief Executive Officer